Filed by Churchill Capital Corp IV

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Churchill Capital Corp IV

Commission File No. 001-39408

Date: February 24, 2021

Wolfe Research Conference – Rod Lache and Peter Rawlinson

February 24, 2021

Rod Lache

Hi, everybody. Welcome back to the to the Wolfe auto and auto tech virtual conference. Our next presentation is our next fireside chat actually will be Lucid Motors. So, on Tuesday morning just yesterday Lucid announced plans to come public via SPAC merger with Churchill Capital. This company is obviously a highly anticipated entrant in the EV market. We anticipate a lot of interest from the investment community. So we're very pleased that Peter Rawlinson, the company CEO, accepted our invitation to a fireside chat today. Thank you, Peter.

Peter Rawlinson

Thanks for inviting me.

Rod Lache

Yeah, well, thanks for doing this on short notice. So I have a few questions for Peter about about the company's plans. And I'll look out for anybody's questions as well. You can type them into the question box, they come to me anonymously, and I'll try to weave them in as I always do. But before I kick this off, I did want to pass along one anecdote just to introduce who Peter is, and in what Lucid is, and that you might not know. So in late 2009, I received an invitation to meet with a considerably less famous Elon Musk, and as it turned out, Elon wanted to talk about the prospects for Tesla Motors, and what he wanted to talk about what we thought about the prospects for vehicle electrification. At the time, we were very bullish on vehicle electrification, but candidly worried that we hadn't seen as a successful new entrant in in decades. So Elon asked me to suspend disbelief and meet with his chief engineer, who was at the time Peter Rawlinson, and I spent the day with Peter. And I have to say, Peter, it was memorable to say the least. Clearly, Peter has a passion for innovation, that's infectious. And if you want to get a sense of that, just go to some of the old YouTube videos, I might embarrass you here, Peter, but go to some of the old YouTube archives of Peter talking about the innovations that he's incorporated and incorporating into the Model S. And I think you'll get that that impression. But just as impressively, Peter introduced me during our tour to the to the who's who of engineers in the auto industry, people that I've heard of before, and that were experts in metal stamping and aerodynamics, and steering and suspension and safety, all of whom he recruited. And all of them shared Peter's passion for innovation. So it was pretty clear to me at that point, thanks to you, Peter, that, that Tesla had the talent pool to produce an extraordinary product. And it was that experience, I'd say that more than anything else led to our bullish view of Tesla during that company's IPO. So Peter is back now as CEO and CTO of Lucid. And I think you'll gather from this discussion that he retains that passion and, and he actually brought a pool of his Model S team along with him, which is also very promising. So Peter, thanks again. So I do want to—I don't want to waste any time. I want to get into some questions, maybe. First of all, can you talk a little bit about the company at a high level? You hosted a call yesterday, not everybody was on that. But you did this on this call? There were three areas of focus. There was EVs, stationary storage and technologies that are going to be selling to other OEMs. So maybe we'll start with the EVs. It would be great if you could just talk a little bit about the product plan. You're launching the Lucid Air very soon. I see that behind you in your studio. And then there's a product called Gravity. Talk a little bit about the product rollout. Where are these products going to be built? What kind of volumes are you aspiring to reach?

Peter Rawlinson

Yeah, so our mission really, is to accelerate the adoption of EVs. Right now there's a one horse in this race, it's Tesla. And I'm disappointed that the the traditional OEMs really haven't taken that baton and run and created that competition and there's a lack of recognition. This is a tech race. So we're starting with a car behind me, the Lucid Air, and this is not a virtual background. As proof, I'm in our Beverly Hills studio here in Los Angeles, and come and see the coffee itself. Starting with high end product, a dream edition. When making that available this year, we felt the first purpose built EV car factory in North America. We've done that in Arizona, and we're making the pre production cars there, right now. I think there's a production line. And we're doing our preproduction finessing, getting the quality right, ready for started production this year. And then off the heels of that from the same platform from the same skateboard architecture, all aluminum, we're gonna make a first SUV, we'll call that Project Gravity. And we want to get that into production in the same factory in 2023, and we're going to expand that factory to get the volume up for the SUV. And with that, we're going to race to get an economy of scale for the business. So we would the current factory is good for 34,000 units a year, which will serve production of this car. And we'll get to 85,000 units per annum at the factory Project Gravity, but this car was starting high end, luxury, a Mercedes S Class competitor. That's what we have here, Lucid Air Dream edition, it's going to be the best car in the world. It's going to be the first true luxury EV right now you can't all electric cars are gasoline. And this is going to be the first true luxury electric car to compete with the marks in Germany. read that.

Rod Lache

Thanks for that. It's very exciting to see and to see that it's coming so, so soon. Now one of the fortunate things that Tesla had as a first mover was a lot of us and in candidly free publicity. For a lot of people the Model S was the first EV that they ever drove and certainly for a long time demand seem to exceed supply. So can you just talk a little bit about, you know, how you're you're looking to market? How are you going to advertise the brand and try to replicate some of that same phenomenon?

Peter Rawlinson

Well, because having a rocket company helped the buzz but I don't I can't promise that, Rod. You know, I think that we've been low key. We've let the car do the talking. We've not done a lot of marketing. But we really came down to almost self when we launched the the the car with a global reveal in September and it was against the backdrop of a pandemic. We were going to go to some pet setpiece auto shows we were going to do quite a a proactive marketing set of activities across the US and the pandemic really put the the the hammer down and all of that. So, you know, we're doing online digital marketing, I'm representing the company as best I'm able, and the word is getting out there. But you know, you know, it's this viral evangelism that really, really served Tesla so well. And we need to plant the acorns for that now. It's terribly difficult because trying to get that glide, grassroots support, you know, just going to cars and coffee last week, but against the backdrop of the pandemic, but we're working on it. And let me tell you, the word is getting out there. A lot of people are getting really fascinated by the prospect that we offer. And it's a very different brand proposition. It's very much the you know, the the qualities of our brand. It's not arty, it's, it's California inspired. It's California cool. West Coast design sensibilities and you know, this post modernism, this, you know, this building really, so suits the car, and it's really California design sensibilities meets Silicon Valley technology. That's what our brand is all about.

Rod Lache

Great. Yeah, it's a it's a beautiful car. And I'm sure that there will be a lot of buzz once we see them on the road. Can you talk a little bit about the regional strategy? So what what is your distribution strategy? What are the biggest target markets? And what kind of mix do you anticipate?

Peter Rawlinson

Well, we're vertically with vertically integrated with manufacturing, and with sales and service and this is a great example. This studio is in fully, fully fully owned by Lucid. So we're not we've got a very similar model to Tesla. And of course, if you look at the demographics of our pre orders, there's this concentration here on the west coast, and eastern seaboard. And so we're, that's reflected by the first six studios stores or we call them studios,that we've opened. We've got two in the Bay Area, Valleyfair and New York, our headquarters. We've got two here in Los Angeles here in Beverly Hills, and we've got one in Century City in West LA. And then we've opened a store in Miami, and West Palm Beach, Florida, very recently, and we're opening in Boston Seaport, Meatpacking in Manhattan, Chicago, Scottsdale is coming later in the year. So it's reflecting really the epicenters of pre orders for our first market, the home market the US. So we're going to concentrate on the US this year, roll out into Middle East and Europe next year. And then we go for the big one, which is China, of course, and this car is ideally suited for that market as well.

Rod Lache

Great. I am getting a number of questions about the vertical integration. But I wanted to ask you about the manufacturing. Before we leave that obviously, it's been a challenge, ramping up a plant from scratch, new production processes, you said that this is the first ground up EV plant in the country. So what gives you confidence and in the execution of the manufacturing?

Peter Rawlinson

Well, I think we've taken a very systematic, very considered approach, we've got a very experienced team, I've recruited Peter Hochholdinger as VP of Global Manufacturing, he brings 20 years experience from Audi and four years from Tesla. So you know, there's he crosses that divide between the traditional auto industry and the startup scrappy mentality and brings the best of both worlds. We've got a very capable team. And we've created the the Lucid production process. And and there's this sort of dichotomy for a young company, whether to embrace process or not. And I think often that, when you're in the scrappy, creative genesis of a company, no process can be can be good, all the creative juices can flow and you create great things. But I do think you need to mature and manufacturing as we transition from a creative, technically led engineering led company to a manufacturing entity when we start generating cash flow, we have to mature into a process. And we've got the Lucid manufacturing process. And, and we've been able to have the luxury really, of designing the factory and the whole layout around our specific needs and not taking on a brown field site. We went for green field, we built the the factory in record time. And within nine months of digging holes, we actually had a pilot prototype line operational, where we completed that throughout last year against the backdrop of a pandemic. So, you know, these are achievements to date. But undeniably the huge challenge lies ahead in now as we approach production of the car, but we're doing that in a very structured and methodically planned manner.

Rod Lache

Thanks for that. And, you know, I've gotten a number of questions inbound that are very similar to what I was about to ask. People want to maybe talk about what aspects of EV manufacturing you think need to be vertically integrated over the longer term and versus what doesn't, isn't just backpack, drive train, interior software, all these things? Maybe you can just speak to this.

Peter Rawlinson

Yeah, vertical integration has become a buzzword, I should say buzz phrase, I take a nuanced view and some elements of vertical integration, I believe are absolutely critical and essential. Others are just, it's done. So what we are vertically integrated in terms of all our tech and and when we first met Rod, you know, on that on that day, 10 years ago, at Tesla, you will recall what differentiated Tesla was for I mean, you know, Tesla was an underdog then it's hard to believe that now, but it had all the tech in house. And it had a world class engineering team. And, and I believe there's a history repeating itself here, there's a strong sense of deja vu. That's what we've got at Lucid. And, you know, the manufacturing is just too critical an activity to entrust to a third party. So this asset light model of, you know, contract manufacturing, I just don't get it because someone's got to pay for that plant. You know, it's asset light to whom? Someone's got to find the money to capitalize that plant and put all the equipment and tooling in and it's not the—it's not the shell of a building. You know, it's the equipment in there that really counts. The building itself is just a big shed. It's, you know, it's it's all the tooling in that plant and all the tooling from the suppliers at their basis. That's where all the capex is so, so, so I think that we have to take control of our own destiny and there is no substitute for in-house manufacturing. Now that is exactly the same philosophy as Tesla with 100% aligned. Now the question is then what degree do you manufacture in house and and you could end up with trying to recreate the legendary Ford River Rouge plant with your smelting ore. And I mean that you can take it to ridiculous degrees, cannot we, I believe that and I took the decision for Lucid, we were going to make fundamentally two things in house. We're going to make the painted body shell of the car, because the body structure is the platform it is the modern car doesn't have a chassis. It's it is a monocoque shell, we're going to make that and paint it in house. So we've got all the facility for that. And that's actually taking place now. World class paint, by the way, a sustainable thing waterbased. We're also going to make the other thing which is our complete integrated electric powertrain in house that cannot be interested elsewhere, it's core IP for the company. So we're going to make battery modules, battery packs, motors, transmissions, inverters, and our Wunderbox which is our two way boost charger, we have vehicle to grid capability. All that is in house. And we've actually got two factories in Arizona, there's the big factory that you may see pictures of that's where we build the car, but build the body shell. But just up the road just a few miles away we have the Hanna Road facility, which is our powertrain manufacturing plant. And that's where we manufacture all that stuff in house. Now, to start with, regrettably, we did not have the capital to include stamping—body stamping—in house, nor the HPDC, the high pressure dye castings. Now, we're going to bring that in, certainly stamping for phase two, and I'd like to bring the castings in. Now these key value add items, have a foundry, have a stamping shop in house. What I'm averse to is just vertical integration for the sake of it, adding rivets, adding small degrees of value to subsystems. That's better done with suppliers.

Rod Lache

What about battery cells, is cell manufacturing something you're getting involved in?

Peter Rawlinson

Yeah now. So we've got a multi year supply contract with LG Chemicals, we've also got a great contract with with with Samsung for special applications. And we've also got a resource for our racing programs for the World Championship which we make a battery pack. We sourced batteries from Murata, formerly Sony. Now we've co developed the cells with LG Chem, they're very special. And they've got special internals which are compatible with our low resistance bonding technology into the pack. So we've got a low resistance pack, which is improving efficiency for the car. Now, we've got a great relationship with LG Chem, but I've just started are the sort of planted the acorn, which will become a mighty oak for our cell technology group in house. Because clearly, we need to vertically integrate the technology and maybe the manufacture in house longer term.

Rod Lache

So there is competency in cell chemistry that you have in house within Lucid, can you - is there anything, you know, particularly novel or proprietary about what you're putting in in terms of cells? Because you have very long range with the vehicle?

Peter Rawlinson

No, no, that's really in its infancy, right. I wouldn't claim any, you know, world class expertise. It's really in its infancy, we've just started that little group to set it up. Now what we have got in competency is an incredible array and database knowledge of cells and cell characteristics, and what different cells in the market can achieve and what sort of chemistry is achieved that. And that's where we've been able to use that long term expertise because the company was set up as Ativa in 2007 was a battery tech company. And we've got a massive database stretching back all that time. And that's where we've been able to bring our expertise to help LG Chem adjust their chemistry around the attributes that we felt were appropriate, because I would describe the cell really is like a decathlon. It's not like a specialist athlete in any one area. It's not a sprinter. It's not a marathon runner, it's not a shot putter, you need a whole range of attributes in the cell, power density, energy, tolerance to cyclic, fast charging, cold weather tolerance, storage life. There's a whole bunch, those cells have to be a very rounded in their personality.

Rod Lache

Can you talk about, obviously computers - vehicles are becoming computers on wheels, basically. And software competency is is very important. So maybe you can just speak to what, what your focus is on there? Is it level two plus automation? Are there areas that you are looking to pursue with with modern electronic architectures that others have not?

Peter Rawlinson

Yeah, and actually, I mean, it's very much the car's a fusion of art and science, software and hardware. And I'm blessed with members of my old Model S team who've come across for the hard work. So we've got world class expertise in that respect. And we've recently been able to attract former members of the executive level from Apple to really lead and take our software to a new level. So this is the best of Silicon Valley, former Apple executives joining Lucid now, recognizing we're the real deal and many of my Tesla Model S team having come across. Now in terms of autonomy, we're launching in a competitive moat. So level two plus, we've got we've launched Dream drive. And that’s spearheaded by Dr. Eugene Lee, who leads my AD team, formerly from GM really the father of GM Supercruise. Dr. Lee is attributed with that. We've got a world leading sensor suite on the car, we've got 32 sensors now you wouldn't think it to look at it. But they're so beautifully, lovingly integrated into the stylistic design. The AD team have worked so closely with Derek Jenkins, his team, my VP of design, to integrate all those sensors. So we've got 32 sensors, 14 cameras, including driver monitor, we've got surround radar, short range in the corners. We've got long range radar, we've got a 120 degree solid state LIDAR up front just beneath, just between the headlamps in that slot just beneath where it says Lucid in just a point. It's Yeah, it's it's there. Where you got it. That's where the LIDAR is. Now long range radar is there, right. And so what we've got is probably the most advanced hardware sensing suite. Now here, this is where I'm, you might say I'm bearish as an engineer, but I think we're many years away from level four autonomy. And the best information I have is that is a number of years and billions of dollars to solve the software. Some people are saying it's $10 billion 10 years with a 50% chance of success. Now, you know, my view is, I think there's a there's a compelling argument for partnership, there's a pragmatist in me, let's lead, let's create the very best EV technology in the world. And I believe Lucid's got that. But I think I'm up for partnership in terms of software, we've got the best car, we have the best hardware suite, we've got always connected with an Ethernet, gigabit ring, super connected car, two terabytes of data onboard storage, super cloud connectivity. This is the perfect platform for any Silicon Valley, big company to prove out its AD software, I think,

Rod Lache

Now, is this all developed in house, or did you partner with suppliers?

Peter Rawlinson

We have a supply partner to help integrating with all this as well.

Rod Lache

And a lot of the driving policy and things like that was actually your own?

Peter Rawlinson

Yeah, exactly.

Rod Lache

And now advanced technology doesn't necessarily correspond with with cost competitiveness, you're clearly bringing out a very high end, very capable product. But is your is your strategy to to achieve kind of a higher average transaction price based on the brand? And that's what drives the profitability? Are you looking at the kind of cost benchmarks that we hear about from Tesla and GM, and Volkswagen and others, like $55, $80 per kilo?

Peter Rawlinson

Yeah. I'm glad you asked me that. Because I think that everyone's asking the wrong questions here. This is really strange. So there's such a myopic focus on the battery, and the cost of the battery. And I'm looking at it was, well, if the cars more efficient, and you could get more efficiency, you could go further with a smaller battery. And so if you had a smaller battery, not only would it cost less, it would weigh less as well. So all you know, it's like everyone's thinking, can we make the gas tank bigger and could petrol prices come down? And I'm thinking, well, if you can get more miles per gallon with a more advanced combustion engine, then that would solve all that. So that's the sort of analogy, the gasoline analogy, of what we're doing. So let me tell you, this is a tech race. And Lucid is in the technology race. And I think there's only one company that gets that is Tesla. That's why Tesla's in a preeminent position. That's why it's worth $700 billion, and the others aren't. And what how do I measure that in efficiency? What do I mean by that? In how far can you go miles per kilowatt hour? It's the equivalent of gas mileage, miles per gallon. And if you want to say what is the single metric all analysts out there, listening in, please world of analysts, there is a single way you can correct the pecking order of value of EV companies. And it's a single way, just like you can say, Olympic sprinters, what is your nevermind how good you are off the blocks, never mind about your aerobic fitness, give me your time for the 100 meter sprint, Usain Bolt, you’re 9.58, you're the best in the world. It's as simple as that. That's the pecking order. And you can go how far do I go miles per kilowatt hour, and you've got the pecking order, you've got all the runners and riders and you will see there's one miles ahead years ahead of everyone else. And that's Tesla. That's why it's worth $700 billion. Now, this is the race. We're actually surpassing Tesla in efficiency. That's why the market is so interested in what we're doing. That's why we've got a roster of the bluest blue chip companies having shown long term faith in us. And just this week, we announced that they've invested in the PIPE for us back not at $10, but at $15. It's unprecedented because they know we've got world leading tech, they can see the future. And that is the value proposition now. So it comes around to what you're saying. If we've got better efficiency, and when we did our back to back efficiency with Tesla Model S, we showed we did, we did a run at the same lab with the Tesla Model S that was available last year, the Long Range Plus, and we got a 17% advantage in the lab. 15% was due to our drive train, 2% to aerodynamics. So the willingness to have a 500 mile range. But here, this is where it comes to cost your question. If I can go, I've got 17% more efficiency, I don't have to use that to get extra range, I could say, alright, I'll match the range of a Tesla, I can have a 17% smaller battery pack, that's going to cost me 17% less. And that's not “Oh, I might have a new technology that I can industrialize if I spent 30 billion on a Giga factory, and it might happen in four years time.” That's now. So that is a big thing. The efficiency will drive down cost and it's an area no one's thinking—everyone's saying, oh, price per kilowatt hour batteries. Well, that is important. Absolutely. But that doesn't reduce the weight of the battery. If I can go twice as far because I can go four miles per kilowatt hour not two, I've not only halved the cost of the battery, but I've halved the weight of the battery. And then I can take the cost of my brakes and the rest of the car. So this is an enabler. And the other thing it does is it means you can charge faster, because it's not the rate of electricity that goes into the car, the customer doesn't care about that. The customer cares how many miles are going in, in my car. That's why we can get 300 miles in 20 minutes with this car behind me. This is why we can get nearly 90 miles per hour charge at home in your garage. This is unprecedented. In terms of design for manufacture, we've taken great strides. We've got race proof and heritage in this car. It's a high end car, you'd think my goodness, and I'm an engineering geek, everything sounds terribly expensive. No, we've actually, our mission, my mission and my passion in life is to mass industrialize electric components and the electric car in a way that no one else has done. Right now, electric cars are like science projects being forced into mass production. That's why people having manufacturing difficulties. We're designing for mass production from the outset. And that's the difference. So as long answer, but I'm passionate about it.

Rod Lache

I can tell. Look, we've got maybe one minute one or two minutes that I'm going to take I want to ask you about the technologies you're going to sell to other OEMs and why the interest in stationary storage but so what is what are you going to be selling? Is it motors, inverters? You know, what's the what is what is the level of interest there?

Peter Rawlinson

Well, nothing's off the table, Rod, but I'd like to sell integrated turnkey powertrain solutions and that would be motor, inverter, transmission, battery pack, e-architecture that links it all up on the software. And I'd like to to center that as a turnkey package. And also I'm fascinated by the application of eVTOL aircraft over the next decade. There's agriculture, there's heavy machinery, there's mining, but the eVTOL space, you know, they all want very lightweight, efficient, powerful systems. And what's what we've got, I'm not going in the aircraft business. But I think, you know, maybe we should, we could become the Rolls Royce era engines of of eVTOL, that'd be amazing. That would be a wonderful thing if we could achieve that. And then energy storage is huge. And because we've got a really mass producible battery pack, which is designed for mass production, we're going to use that as the basis for ESS, static ESS. We've got our first alpha prototype in head office, we're going to link that up with a solar farm on the roof very soon. That's, that's nearing completion, get a beta prototype later this year. And I'd love, my ambition is to get a sort of pre production version sold to someone somewhere in the world next year. And that will be the that will be the acorn for the mighty oak in the future.

Rod Lache

That's terrific. Unfortunately, Peter, we can spend an hour or more talking about this. And this is just I think, teasing out even more interest from people and learning more about the company but we do appreciate you taking the time we've run out of time. But we will certainly follow up and I look forward to seeing your vehicles on the road soon.

Peter Rawlinson

Thanks so much for really enjoyed it. Great to see you again.

Rod Lache

Take care. Thanks, everybody.

* * * * *

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and operational metrics, projections of market opportunity, market share and product sales, expectations and timing related to commercial product launches, including the start of production and launch of the Lucid Air and any future products, the performance, range, autonomous driving and other features of the Lucid Air, future market opportunities, including with respect to energy storage systems and automotive partnerships, future manufacturing capabilities and facilities, future sales channels and strategies, future market launches and expansion, potential benefits of the proposed business combination and PIPE investment (collectively, the “proposed transactions”) and the potential success of Lucid’s go-to-market strategy, and expectations related to the terms and timing of the proposed transactions. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Lucid’s and CCIV’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Lucid and CCIV. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed transactions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed transactions or that the approval of the shareholders of CCIV or Lucid is not obtained; the outcome of any legal proceedings that may be instituted against Lucid or CCIV following announcement of the proposed transactions; failure to realize the anticipated benefits of the proposed transactions; risks relating to the uncertainty of the projected financial information with respect to Lucid, including conversion of reservations into binding orders; risks related to the timing of expected business milestones and commercial launch, including Lucid’s ability to mass produce the Lucid Air and complete the tooling of its manufacturing facility; risks related to the expansion of Lucid’s manufacturing facility and the increase of Lucid’s production capacity; risks related to future market adoption of Lucid’s offerings; the effects of competition and the pace and depth of electric vehicle adoption generally on Lucid’s future business; changes in regulatory requirements, governmental incentives and fuel and energy prices; Lucid’s ability to rapidly innovate; Lucid’s ability to deliver Environmental Protection Agency (“EPA”) estimated driving ranges that match or exceed its pre-production projected driving ranges; future changes to vehicle specifications which may impact performance, pricing, and other expectations; Lucid’s ability to enter into or maintain partnerships with original equipment manufacturers, vendors and technology providers; Lucid’s ability to effectively manage its growth and recruit and retain key employees, including its chief executive officer and executive team; Lucid’s ability to establish its brand and capture additional market share, and the risks associated with negative press or reputational harm; Lucid’s ability to manage expenses; Lucid’s ability to effectively utilize zero emission vehicle credits; the amount of redemption requests made by CCIV’s public shareholders; the ability of CCIV or the combined company to issue equity or equity-linked securities in connection with the proposed transactions or in the future; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; and the impact of the global COVID-19 pandemic on Lucid, CCIV, the combined company’s projected results of operations, financial performance or other financial metrics, or on any of the foregoing risks; and those factors discussed in CCIV’s final prospectus dated July 30, 2020 and the Quarterly Reports on Form 10-Q for the quarters ended July 30, 2020 and September 30, 2020, in each case, under the heading “Risk Factors,” and other documents of CCIV filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Lucid nor CCIV presently know or that Lucid and CCIV currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Lucid’s and CCIV’s expectations, plans or forecasts of future events and views as of the date of this communication. Lucid and CCIV anticipate that subsequent events and developments will cause Lucid’s and CCIV’s assessments to change. However, while Lucid and CCIV may elect to update these forward-looking statements at some point in the future, Lucid and CCIV specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Lucid’s and CCIV’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Industry, Market and Vehicle Data

Industry and market data used in this communication have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. Neither Lucid nor CCIV has independently verified the data obtained from these sources, and they cannot assure you of the data’s accuracy or completeness. This data is subject to change. In addition, this communication does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of Lucid or the proposed transactions. Readers of this communication should each make their own evaluation of Lucid and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. Information in this communication about non-Lucid vehicles is derived from figures published by manufacturers and other publicly available information. Neither Lucid nor CCIV has independently verified the data obtained from these sources, and they cannot assure you of the data’s accuracy or completeness. Ranges for Lucid vehicles in this communication are projected EPA estimated ranges and are made using an approximation of an EPA test cycle. Lucid vehicles are in pre-production, and specifications (including range) are subject to change. Final EPA estimated ranges for Lucid vehicles are not available. Certain vehicle performance characteristics included in this communication are not available in every trim.

Additional Information About the Proposed Transactions and Where to Find It

The proposed transactions will be submitted to shareholders of CCIV for their consideration. CCIV intends to file a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) which will include preliminary and definitive proxy statements to be distributed to CCIV’s shareholders in connection with CCIV’s solicitation for proxies for the vote by CCIV’s shareholders in connection with the proposed transactions and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Lucid’s shareholders in connection with the completion of the proposed business combination. After the Registration Statement has been filed and declared effective, CCIV will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed transactions. CCIV’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with CCIV’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents will contain important information about CCIV, Lucid and the proposed transactions. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by CCIV, without charge, at the SEC's website located at www.sec.gov or by directing a request to CCIV.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

CCIV, Lucid and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from CCIV’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of CCIV’s shareholders in connection with the proposed transactions will be set forth in CCIV’s proxy statement/prospectus when it is filed with the SEC. You can find more information about CCIV’s directors and executive officers in CCIV’s final prospectus filed with the SEC on July 30, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Trademarks

This communication contains trademarks, service marks, trade names and copyrights of Lucid, CCIV and other companies, which are the property of their respective owners.